Third Quarter 2018 Earnings Presentation The Bank of N.T. Butterfield & Son Limited October 24, 2018

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this presentation are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http:// www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Third Quarter 2018 Earnings Presentation Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Financials • Strong Capital Generation and Return Michael Schrum • Summary • Efficient, Conservative Balance Sheet Chief Financial Officer • Q&A Dan Frumkin • Visible Earnings Chief Operating Officer Ten International Locations Awards 3 3

Third Quarter 2018 Highlights Core Net Income** • Net income of $50.4 million, or $0.90 per share (In US$ millions) • Core Net Income** of $49.1 million, or $0.88 per share $51.7 • Return on average common equity of 23.2%; core return on $49.1 $45.0 average tangible common equity** of 24.9% $40.7 $42.2 • Net Interest Margin of 3.37%, cost of deposits of 0.20% • Management re-organization completed with $2.4 million redundancy costs incurred • Banking and custody business acquired from Deutsche Bank in the Cayman Islands and Channel Islands nearing completion Q3 Q4 Q1 Q2 Q3 • Common share dividend of $0.38 per share 2017 2018 Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q2 2018 vs. Q3 2017 27.6% Q3 2018 $ % $ % 24.3% 24.9% 22.2% 22.3% Net Interest Income $ 88.3 $ 0.9 $ 14.0 14.2 % Non-Interest Income 41.3 (0.7) 3.0 5.4 % Prov. for Credit Losses 2.8 2.3 2.2 (315.3)% Non-Interest Expenses* (82.6) (4.1) (8.8) (4.8)% Other Gains (Losses) 0.7 2.2 (1.1) 181.3 % Net Income $ 50.4 $ 0.7 1.3% $ 9.3 22.6 % Non-Core Items** (1.2) (3.2) (0.8) (104.5)% Q3 Q4 Q1 Q2 Q3 Core Net Income** $ 49.1 $ (2.6) (5.0)% $ 8.5 20.8% 2017 2018 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure 4

Financials

Income Statement Net Interest Income Net Interest Income before Provision for Credit Losses - Net Interest Margin & Yields Trend (In US$ millions) (In US$ millions) Q3 2018 vs. Q2 2018 Avg. Balance Yield Avg. Balance Yield $88.3 Cash, S/T Inv. & Repos $ 1,668.0 1.38% $ (680.0) 0.02% $87.4 Investments 4,660.4 2.78% (5.1) 0.11 % Loans (net) 4,050.5 5.54% 92.8 0.10 % Interest Earning Assets 10,378.9 3.63% (592.2) $74.3 Total Liabilities 9,851.8 (0.27)% (658.5) (0.07)% Q3 Q4 Q1 Q2 Q3 Net Interest Margin 3.37% 0.17% 2017 2018 • Net interest income was up 1.0% compared to the second quarter of 2018 and up 18.9% compared to the third quarter of 2017 • Net interest margin increased 17 bps from the previous quarter and 56 bps from the third quarter of 2017 • Yields on investments improved to 2.78% from 2.67% in the previous quarter and 2.22% in the third quarter of 2017 • Loan yields grew by 10 bps compared to the prior quarter due to re-pricing and growth in loan volume 6

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) $41.9 $41.3 Q3 2018 vs. Q2 2018 $38.2 Asset management $ 6.5 $ 0.3 Banking 10.6 (0.2) FX Revenue 7.8 (0.4) Trust 13.1 (0.1) Custody and Other 2.2 (0.2) Other 1.0 (0.1) Q3 Q4 Q1 Q2 Q3 Total Non-Interest Income $ 41.3 $ (0.7) 2017 2018 • Non-interest income was down 1.6% versus last quarter and up 8.0% compared to the third quarter of 2017 • Banking and FX were slightly down seasonally, compared to the prior quarter • Fee income ratio of 31.2% remains favorable compared to peer average* • Fee income continues to represent stable, diversified and capital efficient revenues * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 7

Income Statement Non-Interest Expenses Non-Interest Expense Trend Core Non-Interest Expenses* vs. Q2 2018 (In US$ millions) (In US$ millions) Q3 2018 $ % $82.2 Salaries & Benefits** $ 43.8 $ 2.9 0.3% $78.2 Technology & Comm. 15.4 0.5 (1.5)% $73.6 Property 5.3 — (3.8)% Professional & O/S Services 6.3 1.6 (1.8)% 62.8% 63.2% Indirect Taxes 4.8 (0.1) 2.2% 59.0% Intangible Amortization 1.4 — (9.1)% Marketing 1.5 — (62.5)% Q3 Q4 Q1 Q2 Q3 Other 4.8 0.7 (12.5)% 2017 2018 Total Core Non-Interest Expenses* $ 83.3 $ 5.6 7.2 % Non-Interest Expenses Core Efficiency Ratio Non-Core Expenses* (1.1) (1.6) (42.4)% Non-Interest Expenses $ 82.2 $ 4.0 5.1% • Core cost / income ratio of 63.2% is above target due primarily to redundancy costs and set up costs for new bank in Jersey • Longer term cost / income ratio target remains at 60% • Some quarterly fluctuations in cost levels expected as acquired businesses settle * See the Appendix for a reconciliation of the non-GAAP measure. ** Includes Non-Service Employee Benefits Expense 8

Capital Requirements and Return Regulatory Capital (Basel III) - Leverage Capital Total Capital Ratio 23.3% 8.9% 8.7% 0.4% 1.0% 8.5% 7.7% 15.6% 14.0% Butterfield - Current US Peer Median * Butterfield Current BMA 2018 Required US Peer Average * TCE/TA TCE/TA Ex Cash • Conservative capital management remains a focus and contemplates possibility of future acquisitions • Leverage capital increased 3bps sequentially, approaching peers and expected to revert to target levels in Q4 following the close of the Deutsche Bank acquisition • No buyback activity in the third quarter of 2018 • Board approved quarterly cash dividend of $0.38 per common share 9 * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

Balance Sheet

(In US$ millions)		Q3 2018		Q4 2017
Cash & Equivalents	$	1,259	$	1,535
S/T Investments		76		250
Reverse Repos		72		179
Loans (net)		4,092		3,777
Investments		4,576		4,706
Other Assets		355		332
Total Assets	$	10,430	$	10,779
Int. Bearing Deposits	$	6,928	$	7,056
Non-Int. Bearing Deposits		2,138		2,480
Other Liabilities		492		420
Shareholders Equity		872		823
Total Liab. & Equity	$	10,430	$	10,779



Total Assets
(In US$ billions)
$10.6
$11.0
$10.4
$4.6
$4.7
$4.6
$3.7
$4.0
$4.1
Q3
Q4
Q1
Q2
Q3
2017
2018
Total assets
Investments
Loans



Total Deposits
(In US$ billions)
$9.4
$9.7
$9.1
$7.0
$7.6
$6.9
0.10%
0.14%
0.20%
$2.4
$2.2
$2.1
Q3
Q4
Q1
Q2
Q3
2017
2018
Total deposits
Non-interest bearing
Interest bearing
Cost of deposits

- Balance sheet was below trend following sequential quarters of elevated deposit balances
- Slight loan growth due to UK residential loan origination, as well as commercial lending in Bermuda
- Cash balances and short term investment are approaching longer term target levels
- Cost of deposits increased by 6bps to 0.20%, primarily in term deposit products (CDs)

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Asset Quality Loan Distribution Non-Accrual Loans (In US$ millions) Gov’t: 5.9% Other Comm’l: 12.2% $48.7 $44.0 $44.2 $4.1 billion Res Mtg: 63.0% Comm’l R/E: 14.5% Consumer: 4.4% Q3 Q4 Q1 Q2 Q3 2017 2018 Investment Portfolio Rating Distribution Net Charge-Off Ratio 0.10% BBB: 0.5% 0.08% A: 1.9% AA: 1.4% 0.06% 0.04% $4.6 billion 0.02% 0.02% 0.02% 0.01% AAA: 96.2% 0.00% Q3 Q4 Q1 Q2 Q3 2017 2018 11

Interest Rate Sensitivity Average Balance - Balance Sheet Interest Rate Sensitivity 7.3% Average Balances (US$Mil) 3.7% 4.0% 2.1% Q3 2018 vs. Q2 2018 Duration vs. Q2 2018 Cash & Reverse Repos 1,559.6 (667.5) N/A N/A (3.7)% S/T Invest. 108.4 (12.5) 0.2 (0.2) (9.2)% AFS 2,742.7 (179.3) 3.2 — -100bps +100bps +200bps HTM 1,916.5 174.1 5.7 (0.4) Total 6,327.2 (685.2) NTB US Peer Median * • The Bank is reducing the gap to US peers*, but remains positioned for rising rates • Average deposit balances reduced to more long-term average levels following a few quarters of larger trust client deposits • Additional $200 million of GNMA Floaters repositioned from AFS to HTM GNMA 30-year fixed in the quarter * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 12

Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2018			2017				2016	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Assets									
Cash & Equivalents	$ 1,259	$ 1,756	$ 1,846	$ 1,535	$ 1,546	$ 1,720	$ 1,867	$ 2,102	$ 1,485
Reverse Repos	72	89	198	179	210	184	63	149	186
S/T Investments	76	79	100	250	208	294	542	520	995
Investments	4,576	4,727	4,512	4,706	4,613	4,558	4,549	4,400	4,114
Loans, Net	4,092	3,986	3,957	3,777	3,664	3,588	3,573	3,570	3,836
Other Assets	355	367	376	332	338	335	350	363	363
Total Assets	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979
Liabilities and Equity									
Total Deposits	$ 9,066	$ 9,718	$ 9,754	$ 9,536	$ 9,407	$ 9,479	$ 9,849	$ 10,034	$ 9,667
Long-Term Debt	143	143	117	117	117	117	117	117	117
Other Liabilities	349	293	293	303	252	313	236	242	230
Total Liabilities	$ 9,558	$ 10,154	$ 10,164	$ 9,956	$ 9,776	$ 9,909	$ 10,203	$ 10,393	$ 10,014
Common Equity	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711	$ 782
Preferred Equity	—	—	—	—	—	—	—	—	183
Total Equity	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711	$ 965
Total Liabilities and Equity	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104	$ 10,979
Key Metrics									
TCE / TA	7.7%	7.1%	6.7%	7.1%	7.0%	6.7%	6.2%	5.9%	6.6%
CET 1 Ratio	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%	16.1%
Total Tier 1 Capital Ratio	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%	20.5%
Total Capital Ratio	23.3%	22.3%	19.2%	19.9%	19.9%	19.1%	17.9%	17.6%	22.9%

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Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2018 - Q3			2018 - Q2			2017 - Q3		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 1,668.0	$ 5.8	1.38 %	$ 2,348.0	$ 7.9	1.36 %	$ 2,241.5	$ 4.6	0.81 %
Investment in securities	4,660.4	32.6	2.78 %	4,665.5	31.0	2.67 %	4,561.9	25.5	2.22 %
Trading	*1.2*	—	— %	*1.2*	—	—%	*0.8*	—	— %
AFS	*2,742.7*	*18.0*	*2.60 %*	*2,921.9*	*18.1*	*2.48 %*	*3,265.0*	*16.3*	*1.98 %*
HTM	*1,916.5*	*14.7*	*3.04 %*	*1,742.4*	*12.9*	*2.98 %*	*1,296.1*	*9.2*	*2.83 %*
Loans	4,050.5	56.6	5.54 %	3,957.6	53.7	5.44 %	3,682.3	47.9	5.16 %
Commercial	*1,396.8*	*20.5*	*5.84 %*	*1,303.5*	*18.6*	*5.73 %*	*1,240.3*	*16.0*	5.11 %
Consumer	*2,653.7*	*36.0*	*5.38 %*	*2,654.1*	*35.1*	*5.30 %*	*2,442.0*	*31.9*	5.19 %
Total interest earning assets	10,378.9	95.0	3.63 %	10,971.1	92.7	3.39 %	10,485.8	78.0	2.95 %
Other assets	397.5			350.6			327.8		
Total assets	$ 10,776.4	$ 95.0	3.50 %	$ 11,321.8	$ 92.7	3.28 %	$ 10,813.5	$ 78.0	2.86 %
Liabilities									
Interest bearing deposits	$ 7,283.5	$ (4.8)	(0.26)%	$ 7,862.0	$ (3.6)	(0.18)%	$ 7,255.3	$ (2.5)	(0.14)%
Customer demand deposits	*5,174.7*	*(0.2)*	*(0.02)%*	*5,792.8*	*(0.1)*	*(0.01)%*	*5,367.2*	*(0.1)*	*(0.01)%*
Customer term deposits	*2,083.7*	*(4.4)*	*(0.83)%*	*2,056.3*	*(3.2)*	*(0.63)%*	*1,873.8*	*(2.3)*	*(0.48)%*
Deposits from banks	*25.1*	*(0.2)*	*(3.64)%*	*12.9*	*(0.3)*	*(8.58)%*	*14.3*	*(0.1)*	*(2.65)%*
Securities sold under agreement to repurchase	—	—	— %	1.8	—	(1.96)%	—	—	— %
Long-term debt	143.2	(1.9)	(5.31)%	130.2	(1.7)	(5.25)%	117.0	(1.3)	(4.26)%
Interest bearing liabilities	7,426.7	(6.7)	(0.36)%	7,994.1	(5.3)	(0.27)%	7,372.3	(3.7)	(0.20)%
Non-interest bearing customer deposits	2,161.6			2,213.4			2,413.9		
Other liabilities	263.5			302.8			255.7		
Total liabilities	$ 9,851.8	$ (6.7)	(0.27)%	$ 10,510.2	$ (5.3)	(0.20)%	$ 10,042.0	$ (3.7)	(0.15)%
Shareholders' equity	924.6			811.5			771.6		
Total liabilities and shareholders' equity	$ 10,776.4			$ 11,321.8			$ 10,813.5		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 2,952.2			$ 2,977.1			$ 3,113.4		
Net interest margin		$ 88.3	3.37 %		$ 87.4	3.20 %		$ 74.3	2.81 %

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Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2018			2017				2016	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Interest Income	$ 88.3	$ 87.4	$ 79.9	$ 76.1	$ 74.3	$ 71.5	$ 67.9	$ 66.8	$ 65.0
Non-Interest Income	41.3	41.9	39.8	42.4	38.2	38.7	38.5	38.8	36.3
Prov. for Credit Recovery (Losses)	2.8	0.5	1.9	5.4	0.7	(0.5)	0.3	0.9	(0.3)
Non-Interest Expenses*	82.6	78.6	77.8	80.8	73.8	75.6	71.2	71.9	77.5
Other Gains (Losses)	0.7	(1.6)	0.4	(2.7)	1.8	2.0	0.2	0.8	0.6
Net Income	$ 50.4	$ 49.7	$ 44.2	$ 40.3	$ 41.1	$ 36.1	$ 35.9	$ 35.4	$ 24.0
Non-Core Items**	$ (1.2)	$ 2.0	$ 0.8	$ 1.9	$ (0.4)	$ 1.4	$ 2.6	$ 1.7	$ 9.4
Core Net Income	$ 49.1	$ 51.7	$ 45.0	$ 42.2	$ 40.7	$ 37.5	$ 38.5	$ 37.1	$ 33.4

Key Metrics									
Loan Yield	5.54%	5.44%	5.31%	5.23%	5.16%	5.11%	4.90%	4.92%	4.75%
Securities Yield	2.78	2.67	2.54	2.27	2.22	2.20	2.17	1.98	1.91
Cost of Deposits	0.20	0.14	0.12	0.12	0.10	0.11	0.11	0.10	0.11
Net Interest Margin	3.37	3.20	3.05	2.87	2.81	2.66	2.58	2.45	2.39
Core Efficiency Ratio**	63.2	59.0	62.3	65.4	62.8	66.1	63.2	65.6	65.3
Core ROATCE*	24.9	27.6	24.3	22.3	22.2	21.6	23.4	19.3	19.0
Fee Income Ratio	31.2	32.4	32.7	34.2	33.8	35.3	36.1	36.4	35.9
Fully Diluted Share Count (in millions of common shares)	56.0	55.9	55.8	55.6	55.5	55.6	55.2	54.7	49.0

* Includes income taxes

** See the Appendix for a reconciliation of the non-GAAP measure.

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Appendix Non-Interest Income & Expense Trends (in millions of US Dollars, unless otherwise indicated) 2018 2017 2016 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Non-Interest Income Trust $ 13.1 $ 13.2 $ 10.9 $ 11.3 $ 10.9 $ 11.3 $ 11.4 $ 11.5 $ 11.6 Asset Management 6.5 6.2 6.4 6.6 6.3 5.9 5.8 6.0 5.6 Banking 10.6 10.8 10.9 12.0 10.8 10.9 10.0 11.0 9.7 FX Revenue 7.8 8.3 8.2 8.8 7.6 7.5 8.3 7.4 6.5 Custody & Other Admin. 2.2 2.4 2.2 2.2 2.0 1.9 2.0 2.0 2.3 Other 1.0 1.1 1.2 1.4 0.5 1.1 0.9 0.9 0.6 Total Non-Interest Income $ 41.3 $ 41.9 $ 39.8 $ 42.4 $ 38.2 $ 38.7 $ 38.5 $ 38.8 $ 36.3 Non-Interest Expense Salaries & Benefits* $ 43.8 $ 40.9 $ 37.0 $ 42.4 $ 37.4 $ 37.4 $ 36.0 $ 34.2 $ 42.4 Technology & Comm. 15.6 15.1 14.7 14.4 13.2 13.4 12.9 14.5 14.4 Property 5.3 5.3 5.1 4.5 5.1 5.4 4.9 5.5 5.4 Professional & O/S Services 5.1 5.1 9.7 8.0 6.9 6.1 6.2 5.4 4.1 Indirect Taxes 4.8 5.0 4.9 4.7 4.6 4.5 4.2 4.7 4.2 Intangible Amortization 1.4 1.3 1.1 1.1 1.0 1.1 1.0 1.0 1.2 Marketing 1.5 1.4 0.9 1.5 0.9 2.4 1.0 1.7 0.9 Restructuring — — — 0.3 0.4 0.6 0.4 0.5 0.6 Other 4.9 4.1 3.9 3.5 4.0 4.5 4.3 4.4 4.4 Total Non-Interest Expense $ 82.2 $ 78.2 $ 77.4 $ 80.4 $ 73.6 $ 75.3 $ 71.0 $ 71.9 $ 77.3 Income Taxes 0.4 0.3 0.4 0.5 0.2 0.3 0.2 — 0.2 Total Expense incld. Taxes $ 82.6 $ 78.6 $ 77.8 $ 80.8 $ 73.8 $ 75.6 $ 71.2 $ 71.9 $ 77.5 17 *Includes non-service employee benefits

Appendix Core Non-Interest Expense Trends (in millions of US Dollars, unless otherwise indicated) 2018 2017 2016 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Salaries & Benefits* $ 43.8 $ 40.9 $ 37.0 $ 42.2 $ 37.2 $ 37.1 $ 35.9 $ 34.0 $ 33.6 Technology & Comm. 15.4 14.9 14.6 14.3 13.1 13.3 12.8 14.4 14.2 Property 5.3 5.3 5.1 4.5 5.1 5.3 4.9 5.5 5.3 Professional & O/S Services 6.3 4.7 8.1 6.7 5.6 5.7 4.3 5.4 3.9 Indirect Taxes 4.8 5.0 4.9 4.7 4.6 4.5 4.3 3.9 3.9 Intangible Amortization 1.4 1.3 1.1 1.1 1.0 1.1 1.0 1.0 1.2 Marketing 1.5 1.4 0.9 1.5 0.9 2.4 1.0 1.7 0.9 Other 4.8 4.1 3.9 3.5 4.0 4.5 4.2 4.3 4.3 Total Core Non-Interest Expense $ 83.3 $ 77.6 $ 75.6 $ 78.5 $ 71.6 $ 73.9 $ 68.4 $ 70.2 $ 67.3 Income Taxes 0.4 0.3 0.4 0.5 0.2 0.3 0.2 — 0.2 Total Core Expense incld. Taxes $ 83.7 $ 77.9 $ 76.0 $ 78.9 $ 71.8 $ 74.2 $ 68.6 $ 70.2 $ 67.5 18 *Includes non-service employee benefits

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2018			2017	
		Q3	Q2	Q1	Q4	Q3
Net income to common shareholders	A	$ 50.4	$ 49.7	$ 44.2	$ 40.3	$ 41.1
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		(0.2)	(0.1)	(0.9)	—	(2.5)
Adjustment to holdback payable for a previous business acquisition		—	—	—	—	0.1
Settlement loss on the de-risking of a defined benefit plan		—	1.5	—	—	—
Total non-core (gains) losses	B	$ (0.2)	$ 1.4	$ (0.9)	$ —	$ (2.4)
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		—	—	—	—	0.1
Tax compliance review costs		0.1	0.1	0.1	0.6	0.4
Business acquisition costs		(1.2)	0.4	1.6	1.0	1.1
Restructuring charges and related professional service fees		—	—	—	0.3	0.4
Total non-core expenses	C	$ (1.1)	$ 0.6	$ 1.7	$ 1.9	$ 2.0
Total non-core (gains), losses and expenses	D=B+C	**(1.2)**	**2.0**	**0.8**	**1.9**	**(0.4)**
Core net income to common shareholders	E=A+D	$ 49.1	$ 51.7	$ 45.0	$ 42.2	$ 40.7
Average common equity	F	859.9	833.5	820.7	809.6	788.9
Less: average goodwill and intangible assets		(76.7)	(83.0)	(68.4)	(60.9)	(61.3)
Average tangible common equity	G	783.2	750.4	752.3	748.7	727.6
Return on equity	A/F	**23.2%**	**23.9%**	**21.8%**	**19.7%**	**20.7%**
Core return on average tangible common equity	E/G	**24.9%**	**27.6%**	**24.3%**	**22.3%**	**22.2%**
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	56.0	55.9	55.8	55.6	55.5
Earnings per common share fully diluted	A/H	**0.90**	**0.89**	**0.79**	**0.72**	**0.74**
Non-core items per share	D/H	**(0.02)**	**0.04**	**0.02**	**0.04**	**(0.01)**
Core earnings per common share fully diluted	E/H	**0.88**	**0.93**	**0.81**	**0.76**	**0.73**
Core return on average tangible assets						
Total average assets	I	$ 10,723.5	$ 11,227.8	$ 10,970.9	$ 10,851.0	$ 10,744.8
Less: average goodwill and intangible assets		(76.7)	(83.0)	(68.4)	(60.9)	(61.3)
Average tangible assets	J	$ 10,646.8	$ 11,144.7	$ 10,902.5	$ 10,790.1	$ 10,683.5
Return on average assets	A/I	**1.9%**	**1.8%**	**1.6%**	**1.5%**	**1.5%**
Core return on average tangible assets	E/J	**1.8%**	**1.9%**	**1.7%**	**1.6%**	**1.5%**

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Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3
Tangible equity to tangible assets						
Shareholders' equity		$ 871.7	$ 848.6	$ 824.2	$ 822.9	$ 802.4
Less: goodwill and intangible assets		(76.9)	(77.3)	(90.9)	(60.6)	(61.4)
Tangible total equity	K	794.8	771.3	733.4	762.3	741.0
Less: preference shareholders' equity		—	—	—	—	—
Tangible common equity	L	794.8	771.3	733.4	762.3	741.0
Total assets		10,429.7	11,002.4	10,988.2	10,779.2	10,578.4
Less: goodwill and intangible assets		(76.9)	(77.3)	(90.9)	(60.6)	(61.4)
Tangible assets	M	$ 10,352.8	$ 10,925.1	$ 10,897.4	$ 10,718.6	$ 10,517.0
Tangible common equity to tangible assets	L/M	**7.7%**	**7.1%**	**6.7%**	**7.1%**	**7.0%**
Efficiency ratio						
Non-interest expenses		$ 82.2	$ 78.2	$ 77.4	$ 80.4	$ 73.6
Less: Amortization of intangibles		(1.4)	(1.3)	(1.1)	(1.1)	(1.0)
Non-interest expenses before amortization of intangibles	N	80.9	76.9	76.3	79.3	72.6
Non-interest income		41.3	41.9	39.8	42.4	38.2
Net interest income before provision for credit losses		88.3	87.4	79.9	76.1	74.3
Net revenue before provision for credit losses and other gains/losses	O	$ 129.5	$ 129.3	$ 119.7	$ 118.4	$ 112.5
Efficiency ratio	N/O	**62.4%**	**59.5%**	**63.8%**	**67.0%**	**64.5%**
Core efficiency ratio						
Non-interest expenses		$ 82.2	$ 78.2	$ 77.4	$ 80.4	$ 73.6
Less: non-core expenses	(C)	1.1	(0.6)	(1.7)	(1.9)	(2.0)
Less: amortization of intangibles		(1.4)	(1.3)	(1.1)	(1.1)	(1.0)
Core non-interest expenses before amortization of intangibles	P	81.9	76.3	74.6	77.4	70.6
Net revenue before provision for credit losses and other gains/losses	Q	129.5	129.3	119.7	118.4	112.5
Core efficiency ratio	P/Q	**63.2%**	**59.0%**	**62.3%**	**65.4%**	**62.8%**

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Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 21